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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

Brixton Intersects Gold, Silver and Copper Mineralization at Kiska’s Thorn Property, BC

KSK 11-10

Vancouver, BC – August 18, 2011: Kiska Metals Corporation (“Kiska or the Company”) reports results of exploration from the Company’s Thorn Property, 120 kilometres northwest of Telegraph Creek. Brixton Metals Corporation (“Brixton”) is funding exploration at Thorn under an option agreement to earn a 51% interest in the project by funding $5 million in exploration and by making cash and share payments.

Drilling is targeting gold-silver-copper mineralization hosted in intermediate to high sulphidation quartz-sulphide veins such as the Talisker Zone which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 1.27 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging  4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29.

Assays have been received for the first three holes of the nine holes (2481.7 metres) completed. The first three holes were drilled to test the Talisker corridor.  Drill hole THN11-41 was collared as a 56 metre step-out on strike to the northeast from hole THN05-37.  Drill hole THN11-41 intercepted 1.71 g/t gold, 37.7 g/t silver and 0.04 % copper over 10.15 meters from 72.93 metres. Drill hole THN11-42 was collared as a 200 metre step-out to the northeast from hole THN05-37. Drill Hole THN11-42 intercepted 1.72 g/t gold, 136.1 g/t silver, 2.84 % copper over 3.00 meters from 81.24 meters and also intercepted 0.63 g/t gold, 22.4 g/t silver, and 0.14 % copper over 34.82 meters from 117.82 meters.  Drill hole THN11-43 was collared 30 metres to the southwest of TH05-36.  Drill hole THN11-43 intersected 0.43 g/t gold, 18.3 g/t silver, and 0.55 % copper over 2.91 meters from 141.91 metres.

To date, nine holes have been completed on the Thorn. Assay results from the remaining holes drilled to date are pending.  Brixton is proposing to drill a total of 25 holes at Thorn this year.  Remaining drilling will follow up results from the first phase of drilling and test other targets on the property.

Qualified Person StatementThe content of this release has been reviewed by Mr. Jason Weber, P. Geo., President and CEO of Kiska Metals. Mr. Weber is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.